Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the financial condition and results of operations of Vertical Aerospace Ltd. (“our”, “we” or the “Company”) should be read in conjunction with our unaudited condensed consolidated interim financial statements and the related notes included elsewhere in this filing, as well as our audited consolidated financial statements and the related notes included in our Annual Report on Form 20-F for the year ended December 31, 2022 (the “Annual Report”). The following discussion is based on our financial information prepared in accordance with International Financial Reporting Standards, (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Forward-Looking Statements” section of this filing and in the “Risk Factors” section of our Annual Report. Our actual results could differ materially from those contained in any forward-looking statements.

Overview

Our purpose is to revolutionize the way we travel in a more sustainable world. We are a global aerospace and technology company that is pioneering zero-emissions aviation, focused on designing, manufacturing and selling a zero operating emission electric vertical takeoff and landing (“eVTOL”) aircraft for use in the advanced air mobility (“AAM”) market, using the most cutting-edge technology from the aerospace, automotive and energy industries.

Founded in 2016, we come from a deep aerospace and automotive mindset and have already designed, built and flown two prototype eVTOL aircraft in 2018 and 2019. We are currently developing, and are progressing towards the certification of, our flagship eVTOL, the VX4, which is underway in its flight test campaign. We are targeting the VX4 to be capable of transporting a pilot and up to four passengers, traveling distances of up to 100 miles, and achieving cruise speeds of 150 mph, while producing minimal noise and zero operating emissions.

The VX4 aircraft is being designed around existing certifiable technology, as well as certain novel technology such as the batteries and powertrain. Our experienced team has previously certified and supported the development of over 30 aircraft and propulsion systems around the world. We are currently one of the only eVTOL designers and original equipment manufacturers (“OEMs”) actively pursuing certification from the United Kingdom’s Civil Aviation Authority (the “CAA”) or the European Union Aviation Safety Agency (“EASA”) with a winged vehicle. We aim to have our aircraft certified to the same safety standards as commercial airlines, rather than the significantly lower standards to which similarly sized helicopters are currently certified. EASA has also confirmed that it will concurrently validate the CAA certification for the VX4, which means the certification and validation process will run simultaneously in both jurisdictions. Both regulators are using Special Conditions (SC)-VTOL as the basis for certification of new eVTOL aircraft. By achieving certification of our VX4 eVTOL aircraft from the CAA and EASA, we will be able to leverage the work done with our home regulator to have the certification validated by other regulators where we intend to operate, including the United States Federal Aviation Authority (the “FAA”).

In March 2023, we announced that the CAA issued an eVTOL Design Organisation Approval (“DOA”) to our wholly-owned subsidiary, Vertical Aerospace Group Limited (“VAGL”). UK and European aerospace companies cannot hold a type certificate without being granted a DOA. The DOA authorises VAGL to conduct design activities and issue design approvals within the DOA’s scope of approval.

We are developing a sophisticated eVTOL ecosystem that allows us to focus on providing a high-quality experience. Our in-house expertise covers design, certification, assembly and manufacture, pilot experience, end-user experience and base platform performance. We aim to be one of the leading eVTOL aircraft OEMs, selling globally certified eVTOL aircraft to a variety of customers, including, commercial airlines, aircraft leasing companies, business aviation, existing helicopter operators as well as new operators in the AAM market, providing both OEM sales and aftermarket services to our customers. We also believe there is a potential market to provide OEM sales to a variety of industries beyond traditional airline and helicopter customers, such as tourism, where there is an opportunity to replace existing transportation options like minibuses, and the cargo and logistics industry, where there is potential to partner with global logistics firms and large retail customers. There is a further opportunity to generate revenue from other sectors such as emergency services, as eVTOL aircraft can be used for emergency patient and supplies transport, particularly in densely populated areas or military logistics transport, among other potential uses. We plan to explore the potential development of versions of the VX4 for such scenarios. Our strategy is to forge partnerships in key markets with partners that have existing demand and are local trusted brands with market-specific knowledge. We believe that by partnering with such market players, we can extend their business models and build a market ecosystem that will allow us to expand our proposition over time. Our focus on system integration and establishment of an industrial supply chain is expected to enable rapid scaling of production of our aircraft.

The Business Combination

On June 10, 2021, we entered into a business combination agreement with Broadstone Acquisition Corp. (“Broadstone”), which was consummated on December 16, 2021 (the “Business Combination”). The Business Combination had a significant impact on our capital structure and operating results, helping to facilitate our product development, manufacturing and commercialization. The most significant change in our reported financial positions was a net increase in cash (as compared to our consolidated balance sheet at June 30, 2021) of approximately $286 million. As a result of the Business Combination, we became a U.S. public company listed on the New York Stock Exchange, which required us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We have incurred, and expect to continue to incur, additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources.

Recent Developments

Flight Test Campaign

We have continued to advance our flight test activities with progress in our thrustborne flight test campaign (including lifting, hovering, flying and landing vertically, by the thrust of the aircraft’s propulsion system). The flight tests have included numerous hovers, both tethered and untethered, as well as expanding the low-speed flight envelope with the VX4 prototype aircraft under remotely piloted conditions and powered by our proprietary battery systems.

Executive Officer Appointment

In July 2023, we announced that the Board of Directors appointed Stuart Simpson as Chief Financial Officer, joining us in September 2023. Mr. Simpson is a seasoned leader, most recently serving as the Group Chief Financial Officer of Avast, a FTSE 100 company. Previously, Mr. Simpson held the roles of Interim Chief Executive Officer, Chief Financial Officer and Chief Operating Officer at Royal Mail, a FTSE 100 company. Mr. Simpson has a long history in the automotive industry, working for General Motors and Rolls Royce and Bentley Motor Car Company.

Kakao Mobility

In May 2023, we announced that we are partnering with South Korean mobility-as-a-service company, Kakao Mobility, to evaluate and advance commercially sustainable urban air mobility travel solutions in South Korea. Kakao Mobility has agreed to pre-order, subject to certain conditions, up to 50 VX4 aircraft. We agreed to establish a joint working group with Kakao Mobility to drive the commercialization of AAM services in South Korea, including the exploration of network and fleet planning, infrastructure requirements, regulatory development, and consumer awareness of eVTOL mobility solutions.

Certification Progress

We have continued to make progress with our certification activities for the VX4 aircraft, including a detailed familiarization session with the CAA on the aircraft design and certification basis. Further technical discussions are being advanced with the CAA, and we then expect to have technical familiarization sessions with EASA, the FAA and the Japan Civil Aviation Bureau before the end of 2023. Additionally, in June 2023, Brazil’s National Civil Aviation Agency informed the CAA that it has accepted our application for validation of our type certificate in Brazil, which will enable the Company’s operations in Brazil. We continue to target certification by the end of 2026.

Key Factors Affecting Operating Results

Commercialization

The full-scale VX4 prototype has now been built and completed a series of rigorous ground-based tests, including lift, vibration and propeller thrust. In September 2022, we successfully began the first stages of a flight test campaign with our VX4 prototype under CAA approvals, which included a crewed tethered hover. We have continued to advance our flight test activities, also under CAA approvals, with recent progress in our thrustborne flight test campaign, first including numerous remotely piloted hovers, both tethered and untethered, before expanding the low-speed flight envelope. We are also progressing the build of our second prototype VX4, which will incorporate learnings from tests conducted to date and advancements in our partners’ and our own in-house technology. The VX4’s flight test campaign will continue and progress towards the next stages in our flight test program, which we expect will include piloted flights at increasing altitudes and speeds and demonstration of the transition from vertical lift to horizontal forward flight.

We have deployed a sales strategy engaging in direct sales to operator customers and third-party distribution networks. Our salesforce has targeted prospects from a pool of over 5,000 airlines with ICAO codes worldwide that are seeking to capitalize on the growth of the AAM market. As part of this approach, we have entered into arrangements with several commercial partners for multiple pre-orders and pre-order options for our aircraft. Customers include American Airlines, Virgin Atlantic, Avolon, Bristow, Marubeni, Kakao Mobility, Iberojet, FLYINGGROUP as well as (through Avolon’s VX4 placements) Japan Airlines (JAL), Gol, Gözen Holdings and AirAsia. In January 2023, Marubeni made a pre-delivery payment to reserve delivery slots for the first 25 VX4 aircraft of its conditional pre-order of up to 200 aircraft. In addition, American Airlines has committed to pay a pre-delivery payment upon the satisfaction of certain conditions, including entering into a master purchase agreement that will contain the final terms for the purchase of the aircraft, in exchange for our commitment to reserve delivery slots for the first 50 VX4 aircraft of American Airline’s conditional pre-order of up to 250 aircraft, with an option to purchase an additional 100 aircraft. All such pre-orders, options and commitments are not legally binding, conditional and may be terminated without penalty at any time by either party and any pre-delivery payments may be fully refundable upon certain circumstances.

Development of the Advanced Air Mobility Market

We believe that deploying a new type of aerial mobility network in cities represents an extensive market opportunity that we expect to expand over time. We intend to seize on the untapped demand for getting into and out of city centers globally, as certain existing travel methods can be impractical, inconvenient or unaffordable. Our long-term financial performance ultimately depends on the demand for such short distance aerial transportation and the growth of the AAM market. We believe that we have a significant opportunity to meet this untapped demand in the AAM market. We, and the eVTOL sector more generally, seek to displace the current incumbents by taking market-share and/or benefitting from the incremental growth in demand.

There are two critical factors that will enable us to secure a prominent position in the AAM market: firstly, our ability to develop, certify and manufacture our aircraft, and secondly, the adoption of eVTOL as an alternative mode of transport by both operators and consumers. Our success in development and manufacturing will be dependent on overcoming several challenges around key manufacturing considerations, such as wing borne capability and battery efficacy. We plan to continue to invest in our infrastructure, research and development efforts and workforce to ensure that we will be able to deliver our aircraft to our customers in a timely manner.

While we believe that there will be a significant market for AAM in the future, there is a possibility that consumer resistance may be significant, as there may be misconceptions about eVTOL safety, performance and reliability. Additional factors impacting the pace of adoption of AAM and aerial transportation include but are not limited to: perceptions about eVTOL quality and cost; perceptions about the limited range over which eVTOL may be flown on a single battery charge; the evolution and availability of competing forms of transportation, such as ground or air taxi or ride-hailing services; the development of adequate infrastructure; consumers’ perception about the convenience and cost of transportation using eVTOL relative to ground-based alternatives; and, in particular, improvements in fuel efficiency, autonomy, or electrification of cars. In addition, macroeconomic factors could impact demand for AAM services, particularly if end-user pricing is at a premium to ground-based transportation alternatives. If the market for AAM does not develop as expected, this would impact our ability to generate revenue or grow our business.

Competition

We face immediate competition from other eVTOL manufacturers, suppliers and operators as well as ground-based mobility solutions and local and regional incumbent helicopter and aircraft charter services. While we expect to be one of the pioneering companies to market eVTOL aircraft, we expect this industry to be increasingly competitive, and it is possible that our competitors could launch in one or more markets before us. Even if we are among the first to market, any anticipated advantages may not crystallize if new companies or existing aerospace companies launch competing solutions in the markets in which we intend to operate and/or if any of our competitors obtain large-scale capital investment to speedily scale up their distribution capability. Existing AAM operators may also take actions to protect their customer base, which could prevent us from gaining market share in markets in which we intend to operate. For a more comprehensive discussion, please see Item 3.D. “Risk Factors — Risks Related to Our Business and Industry” in our Annual Report.

Regulatory Landscape

We are, and will be, subject to significant regulation relating to aircraft safety and testing, accessibility, battery safety and testing and environmental regulation in the United Kingdom, European Union, the United States and other markets. These requirements create additional costs and possibly production delay in connection with design, testing and manufacturing of our aircraft. For more information, see Item 4.B. "Business Overview- Our Regulatory Strategy" and Item 3.D. "Risk Factors - Risks Related to Our Regulatory Environment" in our Annual Report.

A. Operating Results

Components of Results of Operations

Revenue

We are currently in the research and development phase of our journey to commercialization of eVTOL technology. We have not generated any revenue from design, development, manufacturing, engineering and sale or distribution of our aircraft. No revenue was generated during the six months ended June 30, 2023.

Operating Expenses

Research and Development Expenses

Research and development expenses consist of relevant staff costs, including salary and benefits, third party engineering consultants, materials, equipment, components and tooling, and program consumables and testing. Costs associated with development projects such as aircraft programs, component programs and software products are expensed rather than capitalized as intangible assets under construction. We expect research and development expenses to increase as we continue to develop our aircraft technology. The accounting policies applied remain consistent with those of the previous financial year and corresponding interim reporting period. For more information about our accounting policy for intangible assets, refer to Note 2 in our Annual Report.

Administrative Expenses

Administrative expenses consist of the costs associated with employment of our non-engineering staff, including salary and benefits, the costs associated with our premises, and the depreciation of our fixed assets, including depreciation of “right of use” assets in relation to our leased property. We expect administrative expenses to increase as our overall activity levels increase due to the construction and operation of our final assembly facility and as we hire additional personnel and consultants to support our compliance with the applicable provisions of the Sarbanes-Oxley Act and other SEC rules and regulations.

Administrative expenses also include share-based payment expenses in connection with the vesting of certain 2021 Incentive Plan and EMI options during the six months ended June 30, 2023.

See Note 5 to our unaudited condensed consolidated interim financial information statements included elsewhere in this filing.

Related Party Administrative Expenses

Related party administrative expenses consists of costs from Imagination Industries Incubator Ltd. (“i3”), which is an entity controlled by Stephen Fitzpatrick, our majority shareholder and CEO. The nature of these costs is the provision of a limited number of flexible desk space at the United House in London, UK.

Other Operating Income

Other operating income consists of government grants to support our development activities as well as the research and development credit related to United Kingdom research and development tax relief schemes.

Total Finance Income

Finance Income

Finance income consist primarily of fair value movements on our convertible loan notes and warrants, interest calculated on lease liabilities and both realized and unrealized foreign exchange movements that have been created due to the fluctuation of exchange rates between the US dollar, euro and the other currencies that we use for our operations.

Results of Operations

The following table sets forth the unaudited condensed consolidated interim statements of operations in British pounds sterling for the periods presented.

	Six Months Ended June 30,
	2023	2022
	(in £ thousands)	(in £ thousands)	% Change
Research and development expenses	(27,500)	(19,396)	42%
Administrative expenses	(24,266)	(23,466)	3%
Related party administrative expenses	(42)	—	—
Other operating income	15,845	3,407	365%
Operating loss	(35,963)	(39,455)	(9)%
Finance income/(costs)	24,193	22,434	8%
Loss before tax	(11,770)	(17,021)	(31)%
Income tax expense	—	—	—
Net loss	(11,770)	(17,021)	(31)%

For the six months ended June 30, 2022 and 2023

Research and development expenses

Research and development expenses increased by £8,104 thousand, or 42%, from £19,396 thousand during the six months ended June 30, 2022 to £27,500 thousand during the six months ended June 30, 2023. This increase was primarily due to increased research and testing activity in relation to our aircraft.

Specifically, we have increased our focus on research and development associated with our prototype aircraft in order to deliver our thrustborne flight test campaign. This has been achieved through investing our personnel dedicated specifically to our research and development activity, resulting in associated staff costs increasing by £5,193 thousand, or 78%, from £6,689 thousand during the six months ended June 30, 2022 to £11,882 thousand during the six months ended June 30, 2023.

As we progress through our test flight program, we have continued to invest in certain proprietary features of our aircraft, including our battery system and propeller design. We have also incurred a high level of spending with our strategic partners, which we believe is key to the success of the anticipated milestones associated with our prototype program. Our spend on components, parts and tooling has increased by £3,398 thousand, or 71%, from £4,771 thousand during the six months ended June 30, 2022 to £8,169 thousand during the six months ended June 30, 2023.

Administrative expenses

Administrative expenses increased by £800 thousand, or 3%, from £23,466 thousand during the six months ended June 30, 2022 to £24,266 thousand during the six months ended June 30, 2023. This increase relates to the investment in enabling and support functions required in order to facilitate our research and development activity.

Related party administrative expenses

Related party administrative expenses increased by £42 thousand, from £nil during the six months ended June 30, 2022 to £42 thousand during the six months ended June 30, 2023. This increase relates to the provision of flexible office and desk space by i3.

Other operating income

Operating income increased by £12,438 thousand, or 365%, from £3,407 thousand during the six months ended June 30, 2022 to £15,845 thousand during the six months ended June 30, 2023.

Income from R&D tax relief increased from £2,193 thousand for the six months ended June 30, 2022 to £13,971 thousand for the six months ended June 30, 2023, as a result of increased eligible R&D expenditure during the period. This also includes an additional £7,549 thousand received relating to eligible research and development expenditure incurred in the prior year; claimed in accordance with the SME R&D tax relief scheme. Amounts received in prior periods were claimed in accordance with the R&D expenditure credit scheme.

Income from government grants increased from £1,214 thousand during the six months ended June 30, 2022 to £1,874 thousand during the six months ended June 30, 2023. In 2022, VAGL was awarded a government grant by the United Kingdom’s Aerospace Technology Institute and Innovate U.K; with the resultant Category Enhanced Battery Development grant period commenced on February 1, 2023. The receivable instalments are recognized in other operating income as the matching sanctioned expenditure is incurred, with a retrospective claim process.

Finance income (net of finance costs)

Finance income increased by £1,759 thousand, or 8%, from £22,434 thousand during the six months ended June 30, 2022 to £24,193 thousand during the six months ended June 30, 2023. This reflects foreign exchange gains made during the period. Please see Note 6 to our unaudited condensed consolidated interim financial statements included elsewhere in this filing.

Off-Balance Sheet Arrangements

We did not have during the period presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

JOBS Act

We are an emerging growth company, as defined in the JOBS Act. We intend to rely on certain reduced reporting and other requirements that are otherwise generally applicable to public companies. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, which would otherwise be required beginning with our second annual report on Form 20-F, and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

Recent Accounting Pronouncements

Certain new accounting standards and interpretations have been issued by the IASB, but are not yet effective for the December 31, 2023 reporting period and have not been early adopted by us and our subsidiaries. These standards are not expected to have a material impact on us in the current or future reporting periods or in connection with foreseeable future transactions. Please see Note 2 to our unaudited condensed consolidated interim financial statements included elsewhere in this filing.

B. Liquidity and Capital Resources

The functional currency of the Company is USD and the functional currency of VAGL is GBP. The financial statements are presented in GBP, which is the Company and VAGL’s presentation currency. Note that in this section certain narrative financial information is shown in GBP and other information is shown in USD; typically, this is because we have incurred the majority of our costs in the UK and in GBP, while we expect customer payments and any external funding to be raised in USD.

We have incurred net losses since inception and to date have not generated any revenue from the design, development, manufacturing, engineering and sale or distribution of electric aircraft. Commensurate with being in the development phase of our journey to commercialization of the VX4, we have invested heavily in research to support the development of our aircraft. As of June 30, 2023, we had £89.7 million of cash and cash equivalents on hand including short-term deposits. We maintain cash balances with financial institutions in excess of insured limits.

We have prepared a cash flow forecast and have considered our ability to continue as a going concern for the foreseeable future, being at least 12 months following the date of this filing. Within the next 12 months following the date of this filing, we expect our funding requirements to be approximately £80 million, which will be used primarily to fund the creation and testing of the prototype aircraft, support the certification process and invest in personnel across both engineering and support functions. Our forecast is based on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect.

We will need to raise additional capital to fund our future operations and remain as a going concern, before we use all of our existing resources. There can be no assurance that we will be able to obtain additional funding on acceptable terms and thus have sufficient funds to meet our funding requirements. As a result, the timely completion of financing is important for our ability to continue as a going concern when we have exhausted our existing resources.

These factors indicate that a material uncertainty exists that may raise significant doubt (or substantial doubt as contemplated by PCAOB standards) about our ability to continue as a going concern and therefore we may be unable to realize our assets and discharge our liabilities in the normal course of business. Please refer to Note 2 to our unaudited condensed consolidated interim financial statements included elsewhere in this filing.

Our future capital requirements will depend on many factors, including:

●	research and development expenses as we continue to develop our eVTOL aircraft;
●	expenditures in the expansion of our testing and certification capacities;
●	additional operating costs and expenses for production ramp-up and raw material procurement costs;
●	general and administrative expenses as we scale our operations;
●	interest expense from any debt financing activities; and
●	selling and distribution expenses as we build, brand and market our electric aircraft.

We received approximately $253 million in connection with the Business Combination, which included $94 million in proceeds from the PIPE Investment and $192 million from the Convertible Senior Secured Notes, which consummated substantially simultaneously with the Business Combination, net of transaction costs. In addition, as at June 30, 2023 we had received $8.5 million, and may receive up to approximately a further $87 million net of transaction costs in connection with and over the remaining three-year term of the Equity Subscription Line that commenced on August 5, 2022, which would further support our capital requirements towards our business milestones. see “Equity Subscription Line”. Additionally, as previously disclosed, we intend to raise additional capital during 2023.

We have also received conditional pre-orders and pre-order options, including from American Airlines, Avolon, Bristow, Iberojet, Virgin Atlantic and Marubeni, among others. Certain of these pre-orders require that the purchaser pay a pre-delivery payment, which is credited against any future amount due and payable. While the customer’s obligation to pay such pre-delivery payments is subject to various conditions, and they are expected to be refundable in certain circumstances, we expect to receive them prior to delivering aircraft to each customer.

Until we generate sufficient operating cash flow to cover our operating expenses, working capital needs and planned capital expenditures, or if circumstances evolve differently than anticipated, we expect to utilize a combination of available pre-delivery payments, government funding, plus equity and debt financing, to fund any future capital needs. If we raise funds by issuing equity securities, there may be dilution to our shareholders. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of ordinary shares. Additionally, if we raise funds by issuing debt securities, these debt securities may have rights, preferences, and privileges senior to those of preferred and common shareholders. The terms of debt securities or borrowings may impose significant restrictions on our operations. Adequate additional financing may not be available to us on acceptable terms, or at all. The capital markets have in the past, and may in the future, experience periods of upheaval and the availability and cost of equity and debt financing may be impacted by global macroeconomic conditions such as international political conflict, supply chain issues and rising inflation and interest rates. Further, the global economy, including credit and financial markets, has recently experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, rising interest and inflation rates, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. All of these factors could impact our liquidity and future funding requirements, including but not limited to our ability to raise additional capital when needed on acceptable terms, if at all. The duration of an economic slowdown is uncertain and the impact on our business is difficult to predict.

Our principal uses of cash in recent periods have been funding our research and development activities and other personnel costs. Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and the amount of cash received from our customers, the expansion of sales and marketing activities, the timing and extent of spending to support our development efforts. In the future, we may enter into arrangements to acquire or invest in complementary businesses, products and technologies. We may be required to seek additional equity or debt financing. In the event that we require additional financing we may not be able to raise such financing on acceptable terms or at all. If we are unable to raise additional capital or generate cash flows necessary to continue our research and development and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, and financial condition. If adequate funds are not available, we may need to reconsider our expansion plans or limit our research and development activities, which could have a material adverse impact on our business prospects and results of operations.

Convertible Senior Secured Notes

On October 26, 2021, we entered into a convertible note subscription agreement (the “Convertible Senior Secured Notes Subscription Agreement”) by and among the Company, Broadstone and Mudrick Capital Management L.P. (the “Convertible Senior Secured Notes Investor”). Concurrently with the consummation of the Business Combination, pursuant to the terms of the Convertible Senior Secured Notes Subscription Agreement, (i) the Convertible Senior Secured Notes Investor purchased Convertible Senior Secured Notes of and from the Company in an aggregate principal amount of $200,000,000 for an aggregate purchase price of $192,000,000 (the “Purchase Price”), and the Company issued and sold to the Convertible Senior Secured Notes Investor the Convertible Senior Secured Notes in consideration for the payment of the Purchase Price, and (ii) the Company issued to the Convertible Senior Secured Notes Investor 4,000,000 warrants, each representing the right to purchase one ordinary share at a price of $11.50 per share (the “Convertible Notes Warrants”).

The Convertible Senior Secured Notes are initially convertible into up to 18,181,820 ordinary shares (excluding any interest, and subject to adjustments as provided in the indenture governing the Convertible Senior Secured Notes (“Indenture”) at an initial conversion rate of 90.9091 ordinary shares per $1,000 principal amount of Convertible Senior Secured Note, subject to adjustments to such rate as provided in the Indenture, at any time prior to the close of business on the second scheduled trading day immediately before the maturity date of the Convertible Senior Secured Notes.

Upon the occurrence of a Fundamental Change (as defined in the Indenture), then the Convertible Senior Secured Notes Investor has the right, at its option, to require us to repurchase for cash all or any portion of its Convertible Senior Secured Notes in principal amounts of $1,000 or an integral multiple thereof, at a fundamental change repurchase price equal to the principal amount of the Convertible Senior Secured Notes to be repurchased plus, if repurchased before the second anniversary of issuance, certain make-whole premiums, plus accrued and unpaid interest to, but excluding, the repurchase date.

The Convertible Senior Secured Notes bear interest at the rate of 7.00% per annum if we elect to pay interest in cash or 9.00% per annum if we elect to pay interest in-kind, and interest is paid semi-annually in arrears. As of June 30, 2023, the Company elected to pay all incurred interest in-kind in an amount equal to $28,179 thousand. Upon the occurrence, and during the continuation, of an event of default, an additional 2.00% will be added to the stated interest rate. The Convertible Senior Secured Notes will mature on the fifth anniversary of issuance and will be redeemable at any time by us, in whole but not in part, for cash, at par plus, if redeemed before the second anniversary of issuance, certain make-whole premiums as specified in the indenture governing the Convertible Senior Secured Notes. Subject to the terms of the Indenture, VAGL provided full and unconditional guarantees under the Convertible Senior Secured Notes upon consummation of the Business Combination. The Convertible Senior Secured Notes Subscription Agreement also contains other customary representations, warranties, covenants and agreements of the parties thereto.

Equity Subscription Line

On August 5, 2022, we entered into the Purchase Agreement and Nomura Registration Rights Agreement with Nomura. Pursuant to the Purchase Agreement, we have the right to sell to Nomura up to $100 million in aggregate gross purchase price of our newly issued ordinary shares from time to time during the three-year term of the Purchase Agreement (the “Equity Subscription Line”). The purchase price of our ordinary shares that we elect to sell Nomura pursuant to the Purchase Agreement is determined by reference to the volume weighted average price of the ordinary shares (“VWAP”) during an applicable purchase period on the day of the applicable purchase date for which we have timely delivered written notice to Nomura directing it to purchase ordinary shares under the Purchase Agreement, less a fixed 4.25% discount to such VWAP. Sales of ordinary shares pursuant to the Purchase Agreement, and the timing of any sales, are solely at our option, and we are under no obligation to sell any securities to Nomura under the Purchase Agreement. Pursuant to the Nomura Registration Rights Agreement, we filed a registration statement with the SEC registering 20 million ordinary shares of the Company to be sold to Nomura under the Purchase Agreement. As of June 30, 2023, we had sold approximately 1.1 million ordinary shares of the 20 million ordinary shares registered for resale under the Equity Subscription Line at a weighted average share price of $7.70, net of transaction costs.

Aerospace Technology Institute (“ATI”) Grant Funding Program

VAGL is the recipient of an ATI grant from the U.K. Government totaling up to £14.3 million from the U.K.’s announced aggregate investment of £113 million in hydrogen and all-electric flight technologies across all grant recipients. This grant is being drawn down in installments over the duration of the project, which is expected to continue through 2025. The grant is being used by the Company to develop a prototype propulsion battery system for aerospace applications, including as part of the Company’s eVTOL aircraft. Receipt of the grant follows the issuance by the applicable government agency of the formal grant offer letter and entry into by the Company of a collaboration agreement with a university partner, both of which events occurred in March 2023, and is also subject to the terms and conditions of the award set out in the grant offer letter (which include, among others, that the ATI funding will contribute only 50% of the Company’s eligible costs in connection with the prototype battery development).

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented.

	Six Months Ended June 30,
	2023	2022

	(in £ thousands)
Net cash (outflow) from operating activities	(33,056)	(63,081)
Net cash inflow/(outflow) from investing activities	60,846	(560)
Net cash (outflow) from financing activities	(169)	(235)

Cash flows from operating activities

Net cash used in operating activities decreased by £30,025 thousand, or 48%, from £63,081 thousand for the six months ended June 30, 2022 to £33,056 thousand for the six months ended June 30, 2023. This decrease was primarily due to the payment of significant creditor balances during the prior period, including those related to the Business Combination consummated in December 2021.

Cash flows from investing activities

Net cash used in investing activities decreased by £61,406 thousand, from £560 thousand for the six months ended June 30, 2022 resulting in net cash generated of £60,846 thousand for the six months ended June 30, 2023. This movement was primarily due to the maturity of short term deposits placed by the company, which as at June 30, 2023 is presented within cash and cash equivalents.

Cash flows from financing activities

Net cash from financing activities decreased by £66 thousand, or 28%, from £235 thousand for the six months ended June 30, 2022 to £169 thousand for the six months ended June 30, 2023. This decrease was primarily due to proceeds from the issue of share capital during the period.

Material Cash Requirements for Known Contractual and Other Obligations

We are a party to many contractual obligations involving commitments to make payments to third parties. These obligations impact our short-term and long-term liquidity and capital resource needs. Certain contractual obligations are reflected on the consolidated balance sheet as of June 30, 2023, while others are considered future commitments. Our contractual obligations primarily consist of research and development expenditure incurred in the advancement of our aircraft program. For information regarding our lease obligations, refer to Note 18 in our Annual Report and Note 5 to our unaudited condensed consolidated interim financial statements included elsewhere in this filing.

C. Research and Development, Patents and Licenses, etc.

For a discussion of our research and development policies, see “Research and Development” in Item 4.B. of our Annual Report and Note 5 to our unaudited condensed consolidated interim financial statements included elsewhere in this filing.

D. Trend Information

Other than as disclosed elsewhere in this filing, we are not aware of any trends, uncertainties, demands, commitments or events during the six months ended June 30, 2023, or since, that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our critical accounting estimates and judgments are described in Note 3, Critical accounting judgements and key sources of estimation uncertainty, to our unaudited condensed consolidated interim financial statements included elsewhere in this filing.

Forward-Looking Statements

The above discussion contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, whether express or implied, other than statements of historical facts contained in this filing, including without limitation, statements regarding the design and manufacture of our eVTOL aircraft, our future results of operations and financial position, the features and capabilities of the VX4, anticipated management changes and related timing, the anticipated growth of the AAM market, activities under our collaborations and partnerships, our business strategy and plans and objectives of management for future operations, including, among others, statements regarding the liquidity, growth and profitability strategies, our ability and plans to raise additional capital to fund our operations, our plans to mitigate the risk that we are unable to continue as a going concern, our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, factors and trends affecting our business and guidance as described in this section entitled “Operating and Financial Review and Prospects” are forward-looking statements.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “forecasts,” “aims,” “potential” or “continue,” “is/are likely to” or the negative of these terms or other similar expressions, though not all forward-looking statements use these words or expressions.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	Our limited operating history and that we have not yet manufactured any non-prototype aircraft or sold any aircraft to eVTOL aircraft customers;
●	If we are unable to produce, certify or launch aircraft in the volumes or timelines projected;
●	Being an early-stage company with a history of losses, we expect to incur significant expenses and continuing losses in the foreseeable future;
●	Our markets are still in relatively early stages of growth, and such markets may not continue to grow, grow more slowly than we expect or fail to grow as large as we expect;
●	Our dependence on our partners and suppliers for the components in our aircraft and for our operational needs;
●	Any accidents or incidents involving eVTOL aircraft, us or our competitors could harm our business;
●	Our eVTOL aircraft may not be certified by transportation authorities for production and operation within any projected timeline, or at all;
●	All of the pre-orders we have received for our aircraft are conditional and may be terminated at any time by either party and any pre-delivery payments may be fully refundable upon certain circumstances;
●	Our aircraft may not perform at the level we expect and may have potential defects;
●	Our business has grown rapidly and expects to continue to grow significantly, and any failure to manage that growth effectively could harm our business;
●	Our dependence on recruiting and retaining our senior management team and other highly skilled personnel;
●	Our business plans require a significant amount of capital and we may not be able to raise additional funds when we need or want them, or at all, to fund our operations, which could force us to curtail or even cease our planned operations and the pursuit of our growth strategy;
●	Our limited cash and cash equivalents and recurring losses from our operations raise significant doubt (or raise substantial doubt as contemplated by PCAOB standards) regarding our ability to continue as a going concern;
●	We previously identified material weaknesses in our internal controls over financial reporting, which if we fail to properly remediate, could adversely affect our results of operations, investor confidence in us and the market price of our ordinary shares; and
●	The other matters described in the section entitled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022.

We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this filing. We undertake no obligation to revise forward-looking statements to reflect future events, changes in circumstances or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear in our public filings with the SEC, which are accessible at www.sec.gov, and which you are advised to consult.

You should read the above discussion with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.